British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:			FOR QUARTER ENDED	DATE OF REPORT

NAME OF ISSUER

Avino Silver & Gold Mines Ltd.			July 31, 2002	September 26, 2002

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant		(604) 682-3701

WEBSITE: www.avino.com			E-MAIL: dawnpacific@telus.net

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/09/26

“LOUIS WOLFIN”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/09/26

“DAVID WOLFIN”

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheet
July 31, 2002

	July 31,	January 31,
	2002	2002
	$	$
ASSETS

Current assets:
Cash	11,834	1,317
Accounts receivable and prepaid expenses	8,169	8,242
Due from related parties (Note 6.b)	35,059	35,059

	55,062	44,618
Due from Bralorne-Pioneer Gold Mines Ltd.	108,402	129,922
Mineral property interests (Note 4)	—	1,600,000
Investment in Mexican affiliate	1	1
Investments in related companies	427,084	427,084
Other assets	37,843	37,843

	628,392	2,239,468

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	31,896	71,618
Payable to related parties (Note 7.c)	360,137	331,812

	392,033	403,430
Debentures payable (Note 6)	—	1,629,171

	392,033	2,032,601

Shareholders’ equity:
Capital stock (Note 5)	13,036,787	12,931,787
Contributed surplus	184,967	184,967
Deficit	(12,883,526)	(12,808,018)

	338,228	308,736
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	236,359	206,867

	628,392	2,239,468

On behalf of the Board:
“Louis Wolfin”
     Director
“Ernest Calvert”
     Director
AVINO SILVER & GOLD MINES LTD.
Consolidated Statement of Operations and Deficit
July 31, 2002 and 2001

	3 months				6 months
	July 31,				July 31,
	2002		2001		2002		2001
	$		$		$		$
Administrative expenses
Accounting and audit fees		(1,900)		255		11,255		736
Amortization of deferred exchange loss				8,773				23,330
Auto expense		975				975
Consulting fees		7,500		7,500		15,000		15,000
Interest expense		25,818		16,476		51,998		52,346
Insurance, business license and taxes						—		500
Foreign exchange		(4,643)		6,478		(27,662)
Investor relations and Shareholder information		8,599		1,140		11,253		1,266
Legal fees		(4,572)		625		—		1,994
Listings and filing fees		750		501		4,423		1,305
Office and administration		1,149		8,154		1,183		12,151
Transfer agent fees		2,435		2,445		4,172		2,100
Travel and accommodation Salaries and benefits		3,000		4,061		3,000		7,279

		39,111		(57,953)		(75,597)		(115,632)
Less: interest income		88		1,537		88		443

(Loss) net income before the following:		(39,023)		(54,416)		(75,509)		(115,189)
Equity in loss of affiliate		—		(341,732)		—		(478,339)

(Loss) net income for the period		(39,023)		(398,148)		(75,509)		(593,528)
Deficit, beginning of period		(12,844,503)		(9,712,816)		(12,808,017)		(9,517,436)

Deficit, end of period		(12,883,526)		(10,110,964)		(12,883,526)		(10,110,964)

(Loss) gain per share		(0.01)		(0.03)		(0.02)		(0.04)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows July 31, 2002

	3 months				6 months
	July 31,				July 31,
	2002		2001		2002		2001
	$		$		$		$
PROVIDED BY (USED IN)

Operating activities:
(Loss) net income for the period		(39,023)		(398,148)		(75,509)		(593,528)

Items not involving cash:
Equity in loss (income) of affiliate		—		341,732		—		478,339
Amortization of deferred foreign exchange		—		(8,773)		—		9,942
Finance expense		(25,818)		(16,476)		(51,998)		(32,952)
Foreign exchange		(4,643)		—		(27,662)
Interest expense on debenture payable		25,818		16,476		51,998		32,952
Write-down of investments		—		—
		(43,666)		(65,189)		(103,171)		(105,247)

Changes in non-cash working capital items:
Due from Bralorne		21,520		—		21,520		—
Amounts receivable and prepaid expenses		(1,021)		(15,226)		73		(24,960)
Accounts payable and accrued Liabilities		(27,304)		(1,702)		9,461		31,772
Due to related parties		8,550		75,110		28,325		94,786

		(63,441)		58,182		(65,312)		101,598

Investing activities:
Mineral property interest		1,602,775		(13,259)		1,600,000		(15,225)
Term deposits				6,075				6,075
Deferred foreign exchange loss				17,350				13,387

		1,602,775		10,166		1,600,000		4,237

Financing activities
Issuance of shares		105,000		—		105,000		—
Convertible debentures		(1,632,331)		—		(1,629,171)		—

		75,444		—		75,829		—
Increase (Decrease) in cash		12,003		3,159		10,517		588

Cash, beginning of period		(169)		3,696		1,317		6,267

Cash, end of period		11,834		6,855		11,834		6,855

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
July 31, 2002

1. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended January 31, 2001.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

Balance beginning of period:	2002	2001
	$1,600,000	$3,236,838

Bralorne Property {r}
Mine power	877	1,463
Mine office Mine	193	453
Maintenance	755	50
Salaries	950
Staking and prospecting	—

Transfer of interest	2,775	1,966
	(1,602,775)	—

Balance end of period	$0	$3,238,804

On November 23, 1998, the Company granted Coral Gold Corp. a company with Directors in common, an option to earn 50% of the Company’s 50% interest in the Bralorne and Loco properties and in the Avino-Bralorne joint ventures. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 in the year ended January 31, 2000 and is required to make further payments of $200,000 per year until 2003, and $250,000 in 2004. The Company has not received the required payment.
During the period Coral gave notice to the Company of their intent to abandon the option.

During the period the Company agreed to transferred its interest in the project to Bralorne-Pioneer Gold Mines Ltd. a public company with Directors and management in common, in consideration of $1 and Bralorne assuming the full amount of the debenture principal and interest payable under the terms of the debentures.

4. Share Capital

a) Authorized: 25,000,000 common shares without par value
b) Issued:	Shares	Amount
Balance, beginning of period	5,463,525	$12,931,788
Issued during the period:	—	—
For cash	175,000	105,000

Balance, end of period	5,638,525	$12,036,788

c) Stock Options

During the period, 175,000 stock options were exercised at a price of $0.60 per share. There are 177,500 stock options remaining exercisable at $0.60 expiring on February 3, 2003.

5. Convertible Debentures

On August 31, 1995, the Company together with Bralorne-Pioneer (collectively the “Issuers”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture. The debentures bear interest at 7% payable annually, and by amendment the debentures mature and are due on October 25, 2002. The debentures are not redeemable prior to maturity date. The debentures were secured by a first charge over the Issuers’ interest in the Bralorne project. The debentures are joint and several obligations of the Issuers, with recourse against Avino Limited to Avino’s interest in the Bralorne project.

During the period, the Company transferred its interest in the Bralorne project and other assets of the related joint venture to Bralorne-Pioneer Gold mines Ltd, in a non-cash transaction. Consideration for the transfer was the assumption by Bralorne-Pioneer Gold Mines Ltd. of the Company’s 50% share of the secured, limited recourse debentures and accrued interest thereon. (See Note 4).

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $16,125 to a private company with two common directors for administrative expenses

ii) $15,000 (2001-$15,000) to a private company controlled by a Director for consulting fees.

7. Related Party Transactions, continued

b) Due from related parties comprise $35,059 due from companies with common Directors for exploration expenses.

c) Due to related parties consist of

i) $272,315 due to a private company controlled by two directors as disclosed in 9.a)i) above;

ii) $35,422 due to a private company controlled by a Director;

iii) $52,500 due to a Director of the company.